The Clorox Company 2003 Annual Report




04006270

PE
6-30-03


SEC MAIL PROCESSING
RECEIVED
JAN 28 2004
WASH, D.C.
SECTION

AR/S

Building on a Strong Foundation

Net Sales
(in millions)

99	00	01	02	03
$3,828	$3,941	$3,859	$4,022	$4,144

Operating Profit[1]
(as percent of net sales)

99	00	01	02	03
19%	20%	17%	19%	21%

Cash From Operations
(in millions)

99	00	01	02	03
$617	$681	$747	$876	$803

Net Earnings
(in millions)

99	00	01	02	03
$246	$394	$323	$322	$493

Return on Invested Capital[2]

99	00	01	02	03
11.6%	11.8%	11.2%	13.4%	14.7%

Diluted Earnings Per Share

99	00	01	02	03
$1.03	$1.64	$1.35	$1.37	$2.23

1. *Operating profit – Gross profit less selling and administrative, advertising and research and development expenses.*
2. ROIC – After-tax operating profit (excluding deferred taxes and restructuring charges included in cost of goods sold) divided by average total invested capital.

Cumulative Total Shareholder Return July 1, 1998, through June 30, 2003 (assumes reinvestment of quarterly dividends)

○ Clorox   Peer Companies   ○ S&P 500   Peer companies – An average of 21 consumer packaged goods companies used for benchmarking purposes.



-2 %
-8 %
1998
1999
2000
2001
2002
2003

A Message from the Chairman



It's hard for me to believe that it was at about this time 11 years ago when I first wrote to our shareholders in my new role as Clorox's chief executive officer. In that first letter, I told you that I saw my job as rather straightforward. Essentially it was about setting priorities so that you, our shareholders, would achieve the kind of return you expect from your investment. That statement was every bit as true this past year as it was back in 1992.

Not surprisingly then, when I wrote to you last year, I said that in fiscal 2003 Clorox would build upon the things that were working so well for us, namely establishing a few key priorities to keep the organization focused. In that letter I told you that Clorox employees around the world were dedicated to delivering results and building the value of the company. Clearly, Clorox's results in 2003 reflect the passion, drive and dedication that are hallmarks of Clorox's culture and its people.

As you'd expect, first orders of business in fiscal 2003 were top-line growth and cost savings in order to improve profitability and to provide for investment in growth initiatives. I'm pleased to report the Clorox organization delivered on those objectives and went on to achieve each of our 2003 financial targets. To be sure, there were plenty of challenges in fiscal 2003 — as there are in any year — but we confidently met those challenges and Clorox emerged as a much stronger and healthier company. Our progress and accomplishments in 2003 underscore my confidence in the company's future.

Some time ago, I announced my plans to retire on Dec. 31, 2003, and on June 19, the board of directors named Clorox's president and chief operating officer, Jerry Johnston, as my successor effective July 1, 2003. That decision further underscores my confidence in the company's future. Jerry is the right person to lead the company forward. He has the breadth of experience necessary to address the challenges that may come, to drive sustainable growth and to create long-term shareholder value.

Now as I prepare to retire, I can't help but look back over the past 10-plus years and be enormously proud of what Clorox people all throughout the organization have been able to accomplish. Essentially, they have stepped up to the challenges we set out year after year and have continually raised the bar for themselves. I am grateful to them for that. It has been a privilege to serve as Clorox's CEO the past 11 years. I will leave knowing that the company is in the hands of a very strong and capable leadership team. Clorox enters 2004 from a position of strength, and in the right hands to build upon a very strong foundation. Many thanks.

Sincerely,

Craig Sullivan

G. Craig Sullivan
Chairman of the Board

Fellow Shareholders



2003 was another good year for The Clorox Company. We accomplished much of what we set out to do in fiscal 2003, and the impact of these efforts is evident throughout our results. We grew sales and profit margins, we invested in brand building and innovation, we improved asset and working capital management, and we delivered strong earnings growth.

As we did the previous year, we set a few key priorities in 2003 to keep the organization focused: drive growth, cut costs everywhere, get more customer focused and out-execute the competition. In the pages ahead, you'll see some examples of how Clorox people throughout the company delivered against these four priorities. The organization's focus and determination can clearly be seen in our fiscal 2003 results.

On the top line, overall company volume increased 2 percent and sales rose 3 percent to $4.1 billion. Excluding divestitures, total company sales increased 5 percent. And in North America, which represents more than 85 percent of the company's business, sales grew 6 percent, excluding divestitures. On the bottom line, net earnings grew 86 cents, or 63 percent, to $2.23 per diluted share, benefiting from sales growth, cost savings and share repurchases in the current year in comparison to the prior year, which included several impairment and other charges. Gross profit rose 10 percent to $1.9 billion, or 46.3 percent of sales. Operating profit climbed 12 percent to $855 million, or 20.6 percent of sales.

On the balance sheet, building on 10 consecutive quarters of year-over-year improvements, working capital averaged less than 0 percent of net sales (-1.6 percent), about 2 percentage points better than the prior year. These "best-in-class" working capital results helped generate very strong cash from operations at $803 million. Many consider return on invested capital (ROIC) to be a key driver of shareholder value. And, importantly, Clorox ROIC increased from 13.4 percent in fiscal 2002 to 14.7 percent in fiscal 2003.

As Craig Sullivan noted in his letter to you, we achieved each of our 2003 financial targets (chart, page 3). Our results also were near the top of our peer group on several measures. At 20.6 percent of net sales, Clorox operating margin is top tier. At 19.4 percent, operating cash flow as a percent of net sales is also top tier. Our working capital performance ranks Clorox among the top three companies in our peer group. With our 23 percent dividend increase effective July 31, 2003, our dividend yield will be among the best. And Clorox ROIC is also top tier.

So was it a good year? I think it's fair to say 2003 is a year Clorox employees and shareholders can feel quite good about.

Building on Our Strong Foundation

I've been talking a lot lately to the Clorox organization about the importance of delivering consistent results year in and year out — it's one of my top priorities. In fiscal 2004, we'll continue to drive toward that goal by maintaining our focus on essentially the same key priorities we had in fiscal 2003.



[illegible]

Metrics	Targets	Results
Sales	+3-5%	+3%
Gross margin	+100-150 basis points on average per year	+296 basis points
Selling & administrative expenses	Grow at half rate of sales	+1%
Advertising and R&D	Invest	+16%
Operating margin	+100-150 basis points on average per year	+170 basis points
Earnings per share	Double-digit growth	+63%
Working capital	<0% of sales	-1.6%
Return on invested capital	~100 basis points growth per year	+130 basis points

First, we'll step up our efforts to drive growth through innovation and investment in brand building while we also pursue some longer-term growth opportunities. With a strong lineup of new products, including Glad® Press 'n Seal™ wrap among the record level of first-quarter product introductions, we expect good top-line growth for fiscal 2004. Ultimately, it's about our leading brands leveraging their "right to win" in each of our categories. Second, we'll fund growth initiatives through our priority to cut costs everywhere, which has clearly delivered for us and will continue to do so with initiatives already in the pipeline. In 2004 and going forward, we'll emphasize improving the productivity of our spending to optimize growth and margins. Third, while we are already a preferred partner with many of our retail customers, we'll accelerate our efforts to get more customer focused. This includes our initiative to improve the category-to-customer linkages in our planning process that help us better partner with key customers.

Our final company priority is to out-execute the competition. As more systems come online this year, Project Delta, our process and systems initiative, will be a big enabler for Clorox. I believe that in today's environment, you simply must have real-time access to the right data and information for decision-making. We will also continue to leverage the strength of the Clorox organization to out-execute the competition. There is no doubt Clorox has great people — it's something we're known for — but going forward, we'll do even more to build the capability of our organization.

We're building on a strong foundation as we head into 2004, and that is in very large measure due to the leadership of Clorox Chairman Craig Sullivan. Craig retires in December after 32 years with Clorox, 11 at the company's helm. He leaves an indelible mark on this company and, importantly, its people. And so, on behalf of Clorox people everywhere, I'd like to thank Craig for the focus, determination and inspired leadership that in no small way have made Clorox what it is today — a company well-positioned for even greater success going forward. This is an exciting time to be at Clorox. I'm honored to have been appointed CEO of this great company as we enter fiscal 2004. I have every confidence in the 8,900 Clorox employees who are dedicated to building on the success of this past year and building the value of Clorox for you, our shareholders.

Sincerely,



Gerald E. Johnston
President and Chief Executive Officer



2003 Business Review

In fiscal year 2003, Clorox employees built on our solid fiscal 2002 performance, once again executing against our key priorities with focus and determination to deliver strong results. Following are operational highlights by segment that provide additional perspective on the company's performance.

Household Products – North America

In fiscal 2003, the household products – North America segment reported volume gains of 2 percent, or 4 percent excluding the impact of divestitures. Sales for the year increased 4 percent, or 5 percent excluding divestitures. The segment delivered 14 percent pretax earnings growth. Volume gains were driven by shipments of home care, Glad® and Brita® products.

The laundry and home care division recorded 3 percent volume growth in fiscal 2003, reflecting gains in shipments of Clorox® disinfecting wipes, Clorox® Oxi Magic™ stain remover, Clorox® ReadyMop™ mopping system and Clorox bathroom cleaners. Solid volume growth of 5 percent in the Glad business reflected record full-year shipments of Glad trash bags behind distribution gains. In November 2002, Clorox finalized an agreement with Procter & Gamble to establish a joint venture for the Glad products business. The joint venture represents a significant opportunity to drive growth and innovation by combining the power of the Glad brand and organization with P&G's strong R&D capabilities. Brita volume increased 8 percent, reversing a 4 percent volume decline in the prior year. The strong volume gain was driven by growth in pour-through systems behind the introduction of Brita "smart" pitchers with electronic filter change indicators, and record full-year shipments of faucet-mount systems and filters.

The segment's double-digit increase in pretax earnings was the result of increased volumes, reduced coupon activity and continued cost-saving initiatives in manufacturing operations, partially offset by increased advertising spending to support core brands and new products and increased costs associated with the Glad products joint venture.

Specialty Products

The specialty products segment posted volume growth of 3 percent, or 6 percent excluding the impact of divestitures. Sales for the year increased 5 percent, or 7 percent excluding divestitures. The segment posted pretax earnings growth of 1 percent. Volume increases were primarily driven by increased shipments of Hidden Valley® dressings and Kingsford® charcoal.

The food products business recorded 12 percent volume growth behind strong increases in shipments of Hidden Valley bottled salad dressing due to advertising, merchandising and promotional support. Also contributing were shipments of new products, including K C Masterpiece® Dip & Top™ sauces and Hidden Valley® BBQ Ranch™ dressing. Excluding the divested Black Flag® and Maxforce® insecticide brands, volume for the seasonal business unit increased 6 percent due to record shipments of Kingsford



"In 2003, we continued to become a leaner and more focused organization, for example eliminating less profitable products and divesting nonstrategic businesses. As a result, Clorox is better positioned for growth and margin improvement over the long term."

Rich Conti, Group Vice President

Fiscal 2003 Key Results by Business Segment [1]

	Net Sales[2]	Percent of Company Net Sales	Volume[3]	Volume Excluding Divestitures	Sales[3]	Sales Excluding Divestitures	Pretax Earnings[3]
Household Products – North America	$2.3 billion	55%	+2%	+4%	+4%	+5%	+14%
Specialty Products	$1.4 billion	33%	+3%	+6%	+5%	+7%	+1%
Household Products – Latin America/Other	$.5 billion	12%	-4%	-3%	-5%	-5%	+200%

1. See the table titled "Fiscal Year Net Sales" on the bottom of page 19 for a quantitative reconciliation of the differences between financial measures that are not presented in accordance with Generally Accepted Accounting Principles in the United States (GAAP) and those calculated and presented in accordance with GAAP.
2. Intersegment sales are insignificant.
3. All comparisons are with fiscal year 2002; pretax earnings exclude the results for "Corporate, Interest and Other."

charcoal, which achieved all-time record market share of 73 percent. Excluding the divestiture of Jonny Cat®, shipments of cat litter increased 7 percent, reflecting gains in Fresh Step® and Scoop Away® scoopable cat litters and the introduction of Scoop Away Plus Crystals cat litter. Also contributing were increased shipments of Armor All® wipes, including the introduction of Armor All Car Wash Wipes.

The segment's modest earnings growth was the result of volume growth, cost-saving initiatives and casualty insurance gains on a warehouse that is being replaced, offset by higher commodity prices, increased trade-promotion spending primarily in the food and litter businesses, and increased advertising in the food and auto businesses to support core brands and new product launches. In addition, fiscal 2002 included a $36 million gain on the sale of the Maxforce insecticide business.

Household Products – Latin America/Other

Continued economic and political instability in South America had a negative impact on the household products – Latin America/other segment. Volume decreased 4 percent, or 3 percent excluding the impact of divestitures, and sales decreased 5 percent. However, the segment delivered a 200 percent increase in pretax earnings.

Volume declines were concentrated in South America, primarily Argentina, Venezuela and Colombia, due to economic conditions and continuing competitive bleach pricing. The Asia-Pacific division delivered solid results in 2003, increasing volume and sales by 4 percent and 13 percent, respectively.

The segment's significant increase in pretax earnings reflects improved profitability in Latin America, as well as reduced impairment charges associated with continuing operations.

The company remains committed to revitalizing the Latin America business by continuing to focus on five key areas: (1) protecting margins through effective management of trade terms, collection policies and pricing; (2) ensuring the right infrastructure for the current size of the business; (3) implementing cost-saving initiatives; (4) rationalizing nonstrategic brands; and (5) growing strategic brands.

"Clorox people in 2003 continued to focus on effectively executing against our strategies. For example, by driving costs out of the system, we were able to invest more in marketing and R&D to help drive future growth."

Larry Peiros, Group Vice President



Growing Through Innovation

Product innovation is a vital aspect of Clorox's growth strategy. One key to success in this area is getting closer to consumers earlier in the product-development process, and then applying what is learned to drive improvements.

A great example of the company's focus on growing through innovation is the Armor All new-products team, which was formed in fiscal 2003. Team members from marketing and R&D relocated to Clorox's Walnut Creek, Calif., facility to streamline decision making and give our scientists and technical researchers better consumer insights. Led by Alexis Limberakis, marketing manager, the group adopted the practice of "rapid prototyping" to better gauge earlier in the development process how consumers would react to an idea. This method has allowed the team to make concept improvements faster and more frequently.

Participants in Armor All new-product tests are provided through Clorox's consumer testing program. To reduce research costs, the market intelligence department's "early product guidance" team established a database of local consumers who would visit our labs to test new concepts. Led by Lisa Thompson, market intelligence senior manager, the program started out with a few hundred consumers and one or two tests per month. By the end of fiscal 2003, Kevin Williams, consumer panel coordinator, had expanded the database to more than 2,000 consumers, and the team was conducting weekly tests on a broad range of products throughout the company. Products launched in fiscal 2003 that were tested through the program include the groundbreaking Clorox bathroom cleaners with Teflon®, as well as Formula 409® wipes, Don't Mop With Dirty Water Again!™ Pine-Sol® cleaner, and K C Masterpiece Dip & Top sauces.

"The program gives us valuable consumer insights faster than working through an outside supplier, and at a fraction of the cost," Lisa says. "By getting an earlier read on consumer needs, we can more quickly and effectively develop products that meet those needs."

Lisa's group has also started training R&D product developers across the company in qualitative research methods, such as conducting post-test interviews with consumers. Through more direct contact with consumers during the development process, Clorox scientists and technical researchers will be able to react more quickly along the way.

The company's focus on driving growth through innovation is beginning to pay off. In fiscal 2003, 80 percent of the products tested through the consumer testing program met the company's standards for product performance and were approved for larger-scale studies. The Armor All team doubled its targeted number of "winning" concepts during the year, and created a number of feasible prototypes. The team is now shifting its focus to commercializing these ideas.

"We are focused on growing our business by better understanding and delivering on consumer needs, making sure we have the right technology, launching more — and better — products, and pulling everything together through disciplined execution," says George Roeth, vice president – growth and marketing.





Spending More Effectively

Clorox's strategy to cut costs everywhere isn't just about spending less — it's also about spending smarter, and strategically investing savings back into the business to drive growth and make the company more profitable.

The company's customer capability team is putting this strategy into action through a long-term initiative to boost the effectiveness of our investment with customers, including in-store product displays, temporary price reductions and consumer marketing events. Led by Tom Britanik, vice president – customer capability development, the team analyzed more than 1,300 promotions, and then rolled out enhanced guidelines to help the sales organization plan more effective promotions.

The effort is starting to pay off in a big way. In fiscal 2003 alone, the company improved the return on its trade-promotion spending by more than $14 million among U.S. food, drug and mass-merchandise retail outlets. This benefit was largely the result of driving more sales with about the same amount of investment by shifting funds from less profitable promotional events into more effective ones.

"It's very exciting to see the results the field sales organization is achieving by applying the spending guidelines and gaining a deeper understanding of what events work best for a particular product and retailer," says Ray McGee, manager of trade funds.

In January 2003, Clorox also piloted a concept called "planning centers," in-depth regional planning meetings with sales and broker teams across the country. Conducted by customer capability team members and regional sales managers, the sessions were designed to communicate the trade-promotion guidelines and provide hands-on training. During the sessions, participants input actual customer plans for the first half of fiscal 2004.

"The regional planning centers have been very successful," says Kimberly Brown, director of sales for regional grocery customer teams in the western half of the United States. "The sales organization is focusing more on the return on investment of trade dollars now because our tools are more sophisticated. We are engaging our customers in the strategic planning process. By sharing this type of data, we're able to make better decisions."

As a result, Kimberly says, her team is able to collaborate with a broader group of customers to develop more efficient annual promotion plans as a whole, rather than planning by individual event.

And that's just the beginning. The company is targeting significantly greater trade-spending improvement over the next three to five years. "It all comes down to making better decisions that generate more value from every dollar we spend," Ray says. "When we accomplish that goal, everyone wins."



"In fiscal 2003, our efforts to cut costs generated $169 million in savings across the organization. In fiscal 2004, we are targeting an additional $100 million of savings, and focusing on the productivity of our spending to optimize growth and margins."

Dan Heinrich, Vice President – Chief Financial Officer



Building Customers' Businesses with Our Brands

A big part of Clorox's strategy to get more customer focused is helping key customers build their businesses with our brands. Taking this commitment to heart, Clorox's sales team for Wal-Mart approached the retailer with a plan to drive sales at Wal-Mart Supercenters through a strategic comarketing program with Kingsford charcoal and meat.

The Kingsford business has traditionally been underdeveloped at Wal-Mart, where charcoal is typically sold in the lawn and garden department. However, research from our consumer insights group showed that Wal-Mart shoppers who bought Kingsford charcoal were also more likely to purchase meat — an area of opportunity Wal-Mart has identified in its Supercenters. In spring 2003, a cross-functional team led by Paul Schwartz, director of sales, developed a plan to drive additional sales of meat and Kingsford charcoal by placing a Kingsford product display in the meat aisle. "Wal-Mart realized the potential to strategically leverage the strong Kingsford name in driving meat sales," Paul says. "It was the perfect comarketing opportunity."

Clorox's sales and marketing teams collaborated with Wal-Mart on a series of in-store television spots about grilling to drive traffic to the meat aisle. Kingsford also participated in promotional events Wal-Mart was testing in Supercenter parking lots to increase interest in grilling by educating shoppers about the benefits of using Kingsford charcoal. Inside the stores, stickers on meat packages reinforced the grilling message with barbecue tips and recipes.

The promotion was tested throughout the summer at Wal-Mart Supercenters, where the team set up special product codes to track results. During the first three weeks, sales of Kingsford charcoal displayed in the meat aisle were on average 80 percent higher than sales of the product at Wal-Mart Supercenters during the same period in the prior year.

"We are very pleased with the impact so far of the Kingsford promotion on sales of both meat and Kingsford charcoal," says Joseph Tapper, Wal-Mart vice president – divisional merchandising manager. "Collaborating with the Clorox team has resulted in an all-around win for Kingsford, Wal-Mart and, most importantly, our customers."

Due to the success of the initial promotion, the team worked with Wal-Mart to create an expanded grilling program to be piloted in fall 2003 at 20 Supercenters in the Kansas City area. The promotion features Hidden Valley salad dressings, K C Masterpiece barbecue sauces and Glad food storage products, as well as other popular consumer brands associated with grilling. If successful, the pilot could set the stage for grilling-themed events at Wal-Mart Supercenters nationwide throughout the year.

"I think that, more than ever, our customers view Clorox as a company that works with them as a business partner to drive category growth and sales," says Ed Huber, Clorox's director of sales for Wal-Mart and Sam's Club. "By maintaining more than a traditional buyer-seller relationship, we're able to offer more value to benefit retailers and, ultimately, the consumers who shop in their stores."


Ranch

"Clorox is committed to creating a more customer-focused culture across our entire organization. We believe that finding ways to help our customers grow their businesses over the long term will grow our business, too."

Frank Tataseo, Senior Vice President – Sales



Perfecting the Fundamentals

Talk about executing with excellence: In fiscal 2003, the Glad trash bags team posted a double-digit volume increase, delivering record full-year volume since Clorox acquired the business in 1999. In the fourth quarter, despite a decline in the overall trash disposal category, sales of Glad trash bags grew in U.S. food, drug and mass-merchandise retail outlets, and the Glad business further widened its lead over the closest branded competitor. So what's the secret to the trash team's success?

"There's nothing magic about it," says Jim Wolfe, who was director of marketing for the trash business before moving to a new business development assignment in spring 2003. "The key was to work hard, stay focused on the fundamentals of our business and really nail the execution."

The trash bags team concentrated on a few primary areas, including pricing, distribution, advertising, supply chain improvements and close-in product extensions. Focusing on the fastest-growing part of the category — drawstring bags — the team modified package counts to improve consumer value, and achieved a number of significant distribution gains among club, mass merchant and home hardware retailers. They also made a strategic choice to extend the successful Odor Shield™ line, launching 30- and 4-gallon sizes. The team continued to build the brand and increase consumer demand through persuasive advertising, the most efficient lever in the marketing mix for trash bags. A Spanish-language campaign drove a significant increase among Hispanic consumers expressing their "intent to purchase" Glad trash bags. On the manufacturing side, the product supply team rose to the challenge of providing substantially higher volumes, while continuing to improve costs and quality. By standardizing equipment set-ups in the manufacturing process, they got more bags from existing equipment, reduced waste and minimized the need for new capital. In addition, the team focused on quality assurance to reduce product variation, which improves the consumer experience and lowers costs.

An important driver of the ability of the trash team and other groups across the organization to out-execute the competition is Project Delta, our multiyear process and systems initiative. Project Delta reached the most significant milestone to date in December 2002, when Phase 1 went "live." The implementation went very smoothly, due in large part to the tremendous effort of the Delta team and users across the organization. The transition was virtually seamless for Clorox's customers, even though they are directly impacted by Phase 1 processes such as taking orders, ensuring deliveries and collecting payments.

In addition to implementing and stabilizing Phase 1, the company laid the groundwork for Phase 2 processes and systems, which support product supply operations, including manufacturing, materials management, procurement, plant maintenance and regulatory reporting. Phase 2 is set for a fiscal 2004 rollout in three stages, beginning in late 2003.



"Our ability to out-execute the competition is directly linked with our ability to continually improve the effectiveness of our processes. Moving forward, Project Delta will be an increasingly significant enabler for the organization."

Keith Tandowsky, Vice President – Chief Information Officer



Investing in Our Future

Clorox's success is the result of the efforts of talented people around the world. To continue to innovate and grow, the company needs to maintain a strong team of people performing at the top of their game. Through traditional training, Clorox helps employees hone their skills and apply them on the job. The company also believes in developing strong leaders.

That's why Clorox created the Diamond Leadership Institute (DLI). More than just skill-building classes, DLI is a set of programs designed to help employees develop into effective leaders. The core program brings a group of mid-level managers together every two weeks for six months to learn from some of the best in the business: Clorox executives.

"Each module in the core program is designed with considerable input from the company's officers and other senior leaders," says Juliandra Rittmann, who manages the core program. "So every session, whether it's about managing costs or building teams, is tied directly to our business strategies and the company values. Together, they present a very consistent message about what it takes to lead at Clorox."

The involvement of senior leaders goes far beyond developing content — they're also the primary facilitators for the sessions. Course participants frequently cite the commitment of the company's top managers as the key to the program's success.

"A big benefit was the opportunity to interact with the officers in a candid, comfortable environment," says Paul Siedsma, director of manufacturing for Glad and a 2003 DLI graduate. "They shared their personal experiences and in a very genuine way talked about what it takes to be a successful leader."

In addition to creating an interactive forum for officers and managers, DLI also brings together peers from across the company. For Paul, who has had a 10-year career in Clorox manufacturing facilities, participating in DLI put him in touch with peer managers from the company's headquarters and other locations around the world. "It was great to hear other leaders at my level talk honestly about their issues, concerns and successes," he says. "It was very energizing for me."

The leaders who facilitate the sessions often take away as much as the participants. "It's a great way to stay closely connected to what's going on in the organization," says Wayne Delker, vice president – research and development, who has led dozens of sessions over the past three years. "The open, informal dialogue helps us determine how we're really doing as an organization. We do an exercise called 'where do you stand?' in which participants literally stand up and say what's working and what's not in the company."

In just three years, more than 700 people have completed the core program for mid-level managers or the "foundation" program for first-time supervisors. In fiscal 2004, DLI is adding an "essentials" program for professional individual contributors, and a "masters" program to help senior leaders leverage their strengths and maximize their potential.



"Building a strong 'bench' of talented people who are ready to step into leadership roles is a top priority for Clorox. The development programs offered through the Diamond Leadership Institute are one way we're investing in our people and the company's future."

Pam Hewitt, Vice President – Human Resources

"Clorox people have more in common than building great consumer brands — we also share strong corporate values. From working together toward common goals to maintaining the highest standards of conduct, our values help us make the right decisions for the company, our customers and our stockholders."

Pete Bewley, Senior Vice President – General Counsel and Secretary



Building Great Brands


GLAD®
TALL KITCHEN
Drawstring
NEW! NOUVEAU! ¡NUEVO!
Press'n Seal
GLAD WARE
CLOROX
With Teflon surface protector
PROFESSIONAL STRENGTH
LIQUID-PLUMR
FOAMING
CLOG REMOVER
Mold & Mildew
CLOROX
Disinfecting
WIPES
CLOROX™
Mopping System
FRESH PROTECT-II
HELPS KEEP FOOD FRESHER
OXI MAGIC
Chlorine Bleach Free
Multi-Purpose Stain Remover
ULTRA
BLEACH
PURPOSE CLEANER
FORMULA
Crystals
Cat Litter
99.9% OF
ULTRA
CLOROX
Scoop Away
Clumps Hard
99.9% Dust Free
Multi-Cat Formula
New!
ScoopAway
PLUS CRYSTALS
Fresh Step
SCOOPABLE
CEDAR
CLUMPING CAT LITTER

For more information about Clorox products, contact:

Consumer Services
The Clorox Company
P.O. Box 24305
Oakland, CA 94623-1305
(510) 271-7000
email: clorox@casupport.com


BRITA
PITCHER


STP
OIL
ARMOR
PROTECTANT


STP
SON OF A GUN!
PROTECTANT
Car Wash Wipes


ARMOR ALL
Cleaning
Wipes
One-Step Cleaning


BRITA


COMBAT


Hidden Valley
THE ORIGINAL
Ranch


Match
Light


KINGSFORD
CHARCOAL LIGHTER


COMBAT






KINGSFORD


Ayudín
LA MÁS PURA


Chux


KC
Masterpiece


Hidden Valley
French
Fat-Free
Original


The Original
CHARCOAL BRIQUETS


poett
Marina


CLOROX

Independent Auditors' Report

To the Stockholders and Board of Directors of The Clorox Company:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of The Clorox Company and subsidiaries as of June 30, 2003, and the related consolidated statements of earnings, stockholders' equity and cash flows for the year then ended (not presented separately herein), and in our report dated August 11, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Ernst + Young LLP

San Francisco, California
August 11, 2003

Independent Auditors' Report

To the Stockholders and Board of Directors of The Clorox Company:

We have audited the consolidated balance sheet of The Clorox Company and its subsidiaries (the "Company") as of June 30, 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended June 30, 2002 and 2001. Such consolidated financial statements and our report thereon dated September 4, 2002, expressing an unqualified opinion (none of which are included herein), are included in Appendix D to the proxy statement for the 2003 annual meeting of stockholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2002, and the related condensed consolidated statements of earnings, stockholders' equity and cash flows for the years ended June 30, 2002 and 2001, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

Oakland, California
September 4, 2002

Stock Listing

The New York Stock Exchange and Pacific Exchange list The Clorox Company's common stock, which is identified by the symbol CLX.

Transfer Agent, Registrar and Dividend Disbursing Agent

Inquiries relating to stockholder records, change of ownership, change of address and the dividend reinvestment plan should be sent to:

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
(781) 575-2726
TDD (800) 952-9245 for hearing impaired
www.equiserve.com

Stockholder Information Service

Shareholder.com offers the latest Clorox news. Stockholders can call (888) CLX-NYSE (259-6973) toll-free 24 hours a day to hear messages about Clorox, request company materials or get a 20-minute-delayed stock quote. For more information, visit www.shareholder.com.

Dividend Reinvestment Plan

Clorox offers holders of its common stock a dividend reinvestment plan. Investors who take advantage of the plan can purchase additional shares at no cost (most fees are paid by Clorox) through a voluntary cash investment plan. For more information or plan materials, call (888) CLX-NYSE (259-6973).

2003 Financial Information

The following pages of the Clorox 2003 Annual Report contain summary financial information. Full financial statements are provided in the company's Notice of 2003 Annual Meeting and Proxy Statement. Detailed financial information is available through the following sources:

> The company's Proxy Statement, which will be mailed to all stockholders, is available at www.clorox.com.

> The company's **Form 10-K Annual Report** to the Securities and Exchange Commission for the year ended June 30, 2003, is available at www.clorox.com and through the SEC's EDGAR database. **Printed copies are available by calling (888) CLX-NYSE (259-6973).**

Except for historical information, matters discussed in the Annual Report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please look to the "Forward-Looking Statements and Risk Factors" and "Management's Discussion and Analysis" sections in the company's SEC Form 10-K for the year ended June 30, 2003, and subsequent SEC filings for a number of factors that can affect the company's performance and ability to achieve forward-looking statements. The information in this report reflected management's estimates, assumptions and projections as of Sept. 15, 2003. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.

Fiscal Year Net Sales[1]
(in millions)

	Twelve Months Ended June 30, 2003			Twelve Months Ended June 30, 2002		
	Total Sales (GAAP)	Sales of Divested Businesses	Sales Excluding Divested Businesses	Total Sales (GAAP)	Sales of Divested Businesses	Sales Excluding Divested Businesses
Household Products – North America	$ 2,282	$ 1	$ 2,281	$ 2,198	$ 34	$ 2,164
Specialty Products	1,369	13	1,356	1,304	38	1,266
Household Products – Latin America/Other	493	2	491	520	4	516
Total Company	$ 4,144	$ 16	$ 4,128	$ 4,022	$ 76	$ 3,946

1. This table provides a quantitative reconciliation of the differences between financial measures that are not presented in accordance with Generally Accepted Accounting Principles in the United States (GAAP) and those calculated and presented in accordance with GAAP. Management believes that the presentation of a comparison of historical sales excluding divested operations (a non-GAAP financial measure) with sales in the current period (a GAAP measure) provides useful information to investors about current trends in the ongoing business. Management does not use this non-GAAP measure for any other purpose.

Condensed Consolidated Statements of Earnings

Years ended June 30 (in millions, except share and per-share amounts)	2003	2002[1]	2001[1]
Net sales	$ 4,144	$ 4,022	$ 3,859
Cost of products sold	2,225	2,279	2,289
Gross profit	1,919	1,743	1,570
Selling and administrative expenses	532	526	483
Advertising costs	456	391	348
Research and development costs	76	66	67
Restructuring and asset impairment costs	33	184	59
Interest expense	28	38	88
Other (income) expense, net	(8)	(23)	46
Earnings from continuing operations before income taxes	802	561	479
Income taxes	288	204	153
Earnings from continuing operations	514	357	326
Losses from discontinued operations, net of tax benefits of $5, $28 and $2 for the years ended June 30, 2003, 2002, and 2001, respectively	(21)	(35)	(1)
Earnings before cumulative effect of change in accounting principle	493	322	325
Cumulative effect of change in accounting principle (net of tax benefit of $1)	–	–	(2)
Net earnings	$ 493	$ 322	$ 323
Earnings (losses) per common share			
Basic			
Continuing operations	$ 2.36	$ 1.54	$ 1.39
Discontinued operations	(0.10)	(0.15)	(0.01)
Cumulative effect of change in accounting principle	–	–	(0.01)
Basic net earnings per common share	$ 2.26	$ 1.39	$ 1.37
Diluted			
Continuing operations	$ 2.33	$ 1.52	$ 1.37
Discontinued operations	(0.10)	(0.15)	(0.01)
Cumulative effect of change in accounting principle	–	–	(0.01)
Diluted net earnings per common share	$ 2.23	$ 1.37	$ 1.35
Weighted average common shares outstanding (in thousands)			
Basic	218,174	231,849	236,149
Diluted	220,692	234,704	239,483

1. Certain reclassifications have been made to conform to the fiscal 2003 presentation.

Condensed Consolidated Balance Sheets

As of June 30 (in millions, except share and per-share amounts)	2003	2002[1]
Assets		
Current assets		
Cash and cash equivalents	$ 172	$ 177
Receivables, net	463	481
Inventories	264	252
Other current assets	46	83
Assets held for sale	6	51
Total current assets	951	1,044
Property, plant and equipment, net	1,072	992
Goodwill, net	730	728
Trademarks and other intangible assets, net	651	573
Other assets, net	248	187
Total assets	$ 3,652	$ 3,524
Liabilities and Stockholders' Equity		
Current liabilities		
Notes and loans payable	$ 361	$ 330
Current maturities of long-term debt	213	2
Accounts payable	312	330
Accrued liabilities	537	510
Income taxes payable	28	54
Total current liabilities	1,451	1,226
Long-term debt	495	678
Other liabilities	376	231
Deferred income taxes	115	23
Stockholders' equity		
Common stock, $1.00 par value, 750,000,000 shares authorized, 249,826,934 shares issued and 213,676,668 and 223,009,909 shares outstanding at June 30, 2003 and 2002, respectively	250	250
Additional paid-in capital	255	222
Retained earnings	2,565	2,270
Treasury shares, at cost, 36,150,266 and 26,817,025 shares at June 30, 2003 and 2002, respectively	(1,507)	(1,070)
Accumulated other comprehensive net losses	(339)	(296)
Unearned compensation	(9)	(10)
Stockholders' equity	1,215	1,366
Total liabilities and stockholders' equity	$ 3,652	$ 3,524

1. Certain reclassifications have been made to conform to the fiscal 2003 presentation.

Condensed Consolidated Statements of Stockholders' Equity

In millions (except share and per-share amounts)	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Shares		Accumulated Other Comprehensive Net Losses[1]	Unearned Compensation	Total	Total Comprehensive Income
	Shares (000)	Amount			Shares (000)	Amount				
Balance, June 30, 2000	249,827	$ 250	$ 175	$ 2,020	(14,466)	$ (451)	$ (158)	$ (17)	$ 1,819	
Comprehensive income										
Net earnings				323					323	$ 323
Translation adjustments							(46)		(46)	(46)
Minimum pension liability adjustments							(3)		(3)	(3)
Cumulative effect and change in valuation of derivatives, net of tax							5		5	5
Total comprehensive income										$ 279
Dividends ($.84 per share)				(199)					(199)	
Employee stock plans			20	(2)	1,330	20		6	44	
Treasury stock premiums						(10)			(10)	
Balance, June 30, 2001	249,827	250	195	2,142	(13,136)	(441)	(202)	(11)	1,933	
Comprehensive income										
Net earnings				322					322	$ 322
Translation adjustments							(215)		(215)	(215)
Tax effect on translation adjustments							107		107	107
Translation related to impairment charges							75		75	75
Change in valuation of derivatives, net of tax							4		4	4
Minimum pension liability adjustments							(65)		(65)	(65)
Total comprehensive income										$ 228
Dividends ($.84 per share)				(196)					(196)	
Employee stock plans			27	(3)	1,839	32		1	57	
Treasury stock purchased and related premiums				5	(10,000)	(417)			(412)	
Settlement of share repurchase contracts					(5,520)	(244)			(244)	
Balance, June 30, 2002	249,827	250	222	2,270	(26,817)	(1,070)	(296)	(10)	1,366	
Comprehensive income										
Net earnings				493					493	$ 493
Translation adjustments							48		48	48
Tax effect on translation adjustments							(94)		(94)	(94)
Translation related to impairment charges							13		13	13
Change in valuation of derivatives, net of tax							(5)		(5)	(5)
Minimum pension liability adjustments, net of tax							(5)		(5)	(5)
Total comprehensive income										$ 450
Dividends ($.88 per share)				(193)					(193)	
Employee stock plans			33	(5)	2,333	49		1	78	
Treasury stock purchased					(11,666)	(486)			(486)	
Balance, June 30, 2003	249,827	$ 250	$ 255	$ 2,565	(36,150)	$ (1,507)	$ (339)	$ (9)	$ 1,215	

1. Certain reclassifications have been made to conform to the fiscal 2003 presentation.

Condensed Consolidated Statements of Cash Flows

Years ended June 30 (in millions)	2003	2002[1]	2001[1]
Operations:			
Earnings from continuing operations	$ 514	$ 357	$ 326
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:			
Depreciation and amortization	191	189	224
Deferred income taxes	100	(27)	(41)
Restructuring and asset impairment	30	158	59
Net gain on sale of businesses and disposition of assets	(4)	(16)	(1)
Increase (decrease) in defined benefit liability	22	(10)	8
Other	16	22	10
Cash effects of changes in (excluding effects of businesses sold or acquired):			
Receivables, net	17	–	123
Inventories	(11)	3	89
Other current assets	(1)	(3)	8
Accounts payable and accrued liabilities	(84)	106	(81)
Income taxes payable	71	99	21
Pension contribution	(54)	–	–
Net cash provided by continuing operations	807	878	745
Net cash (used for) provided by discontinued operations	(4)	(2)	2
Net cash provided by operations	803	876	747
Investing activities:			
Capital expenditures	(205)	(176)	(190)
Business acquired, net of cash acquired	–	–	(126)
Proceeds from the sale of businesses	15	60	–
Low income housing contributions	(15)	(14)	(16)
Other	2	20	–
Net cash used for investing by continuing operations	(203)	(110)	(332)
Net cash provided by (used for) investing by discontinued operations	10	1	(4)
Net cash used for investing activities	(193)	(109)	(336)
Financing activities:			
Notes and loans payable, net	30	205	(653)
Collection of forward contract	–	–	150
Long-term debt borrowings	8	3	310
Long-term debt repayments	(27)	(212)	(19)
Cash dividends paid	(193)	(196)	(199)
Treasury stock purchased and related premiums	(486)	(412)	(10)
Settlement of share repurchase contracts	–	(257)	–
Issuance of common stock for employee stock plans, and other	41	35	12
Net cash used for financing by continuing operations	(627)	(834)	(409)
Net cash provided by financing by discontinued operations	10	1	2
Net cash used for financing activities	(617)	(833)	(407)
Effect of exchange rate changes on cash and cash equivalents	2	(8)	(7)
Net decrease in cash and cash equivalents	(5)	(74)	(3)
Cash and cash equivalents:			
Beginning of year	177	251	254
End of year	$ 172	$ 177	$ 251
Supplemental cash flow information:			
Cash paid for:			
Interest, net of amounts capitalized	$ 30	$ 47	$ 83
Income taxes, net of refunds	115	119	156
Non-cash investing activity:			
Venture agreement			
Equipment and technologies obtained	$ 125	–	–
Terminal obligation recorded	125	–	–

1. Certain reclassifications have been made to conform to the fiscal 2003 presentation.

Management Information

Board of Directors

G. Craig Sullivan [3]
Chairman of the Board

Daniel Boggan, Jr. [4, 5]
Retired Senior Vice President
National Collegiate Athletic Association

Tully M. Friedman [2, 3, 4]
Chairman and Chief Executive Officer
Friedman Fleischer & Lowe, LLC

Christoph Henkel [2, 3, 5]
Vice Chairman, Shareholders' Committee
Henkel KGaA

William R. Johnson [1, 2]
Chairman, President
and Chief Executive Officer
H. J. Heinz Company

Gerald E. Johnston [3]
President and Chief Executive Officer
The Clorox Company

Robert W. Matschullat [1, 3, 4]
Former Vice Chairman
and Chief Financial Officer
The Seagram Company Ltd.

Gary G. Michael [1, 3, 5]
Retired Chairman of the Board
and Chief Executive Officer
Albertson's, Inc.

Klaus Morwind [4]
Executive Vice President,
Personally Liable Associate
and Member of the Management Board
Henkel KGaA

Jan L. Murley [4, 5]
Former Group Vice President – Marketing
Hallmark Cards, Inc.

Lary R. Scott [1, 2]
Retired Executive Vice President
Arkansas Best Corporation

Michael E. Shannon [3, 4]
President
MEShannon & Associates, Inc.

Board Committees

1 Audit
2 Employee Benefits and Management Compensation
3 Executive
4 Finance
5 Nominating

Management

G. Craig Sullivan
Chairman of the Board

Gerald E. Johnston *+
President and Chief Executive Officer

Richard T. Conti *+
Group Vice President

Lawrence S. Peiros *+
Group Vice President

Peter D. Bewley *+
Senior Vice President – General Counsel and Secretary

Frank A. Tataseo *+
Senior Vice President – Sales

Tarang P. Amin
Vice President – Marketing, Home Care

John D. Barnaba
Vice President – Applied Technology

Thomas P. Britanik
Vice President – Customer Capability Development

Charles R. Conradi
Vice President – Taxes

Mary Jo Cook
Vice President – Marketing, Laundry and Home Care New Businesses

Robert C. Cook
Vice President – Research and Development Programs

Daniel T. Dahlgren
Vice President – Category General Manager, Auto Care

Wayne L. Delker +
Vice President – Research and Development

William B. Dixey
Vice President – Human Resources, Client Services

Warwick L. Every-Burns +
Vice President – General Manager, Asia-Pacific

Robin Evitts
Vice President – Internal Audit

Nickolaus R. Feimer
Vice President – Marketing Services

Stephen W. Fisher
Vice President – Financial Reporting and Systems

Pamela Fletcher
Vice President – Legal Administration

Greg S. Frank +
Vice President – Treasurer

Andrew S. Fraser
Vice President – General Manager, Canada

James C. Gale
Vice President – Strategic Cost Initiatives

Anthony C. Gerst
Vice President – Brand Marketing

Derek A. Gordon
Vice President – Marketing, Specialty Products

Jenniffer S. Hamilton
Vice President – Technology Center of Expertise

James H. Hardy, Jr.
Vice President – Product Supply, Glad, Brita and Canada

Daniel J. Heinrich *+
Vice President – Chief Financial Officer

Pamela S. Hewitt *+
Vice President – Human Resources

John A. Hommeyer, Jr.
Vice President – Category General Manager, Laundry

Thomas D. Johnson +
Vice President – Controller

John C. Karmendy
Vice President – Enterprise Process Improvement Center

Edward J. Kaufmann
Vice President – Research and Development Programs

Grant J. LaMontagne
Vice President – Sales, Specialty Products

William L. Lynch
Vice President – Product Supply, Specialty Products

Richard D. Magoun
Vice President – Logistics

Douglas C. Milliken
Vice President – Brand Development

William J. Morrissey
Vice President – Revenue Enhancement

José M. Pinto
Vice President – General Manager, Latin America

Larry D. Popelka
Vice President – New Ventures

Cynthia M. Ransom
Vice President – Product Supply, Laundry and Home Care

Rick A. Rexing
Vice President – Sales, Special Markets

Mark J. Richenderfer +
Vice President – Supply Chain

Stephen M. Robb
Vice President – Finance and Accounting, Household

George C. Roeth +
Vice President – Growth and Marketing

Glenn R. Savage +
Vice President – General Manager, Laundry and Home Care

Charles F. Schneider
Vice President – Business Development

Steven S. Silberblatt
Vice President – New Business Development and Licensing

Beth Springer +
Vice President – General Manager, Glad Products

Keith R. Tandowsky *+
Vice President – Chief Information Officer

Suzanne M. Thompson
Vice President – Research and Development, Laundry and Home Care

Scott A. Weiss +
Vice President – General Manager, Brita and Canada

Bobby V. Zachariah
Vice President – Procurement

Michael D. Zitterman
Vice President – Manufacturing Processes

* Member of the Management Executive Committee

+ Corporate officer

The Clorox Company


CLOROX

1221 Broadway
Oakland, California 94612
(510) 271-7000
www.clorox.com